UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Carter’s, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of class of securities)
146229109
(CUSIP number)
Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050
(Name, address and telephone number of person authorized to receive notices and communications)
September 28, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes ).

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Berkshire Fund VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	3,826,155 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	3,826,155 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,826,155 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.5% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Berkshire Fund VII-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	715,311 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	715,311 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		715,311 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.2% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Berkshire Investors IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	132,625 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	132,625 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		132,625 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.2% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Berkshire Investors III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	52,957 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	52,957 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		52,957 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		less than 0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Stockbridge Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	500,802 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	500,802 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		500,802 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.9% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Stockbridge Absolute Return Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	2,668 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	2,668 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,668 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		less than 0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Stockbridge Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	127,471 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	127,471 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		127,471 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.2% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Berkshire Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Stockbridge Fund M, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	94,094 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	94,094 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		94,094 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.2% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

1.	NAME OF REPORTING PERSON: Stockbridge Master Fund (OS), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	53,517 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	53,517 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		53,517 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		less than 0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No.146229109

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D first filed with the U.S. Securities and Exchange Commission (“SEC”) on May 24, 2011 and as subsequently amended on June 9, 2011, August 10, 2011 and May 1, 2012 (the “Schedule 13D”), and is filed by Berkshire Fund VII, L.P. (“Fund VII”), Berkshire Fund VII-A, L.P. (“Fund VII-A”), Berkshire Investors IV LLC (“Investors IV”), Berkshire Investors III LLC (“Investors III”), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“SF”), Stockbridge Absolute Return Fund, L.P. (“SARF”), Stockbridge Partners LLC (“SP”), Berkshire Partners LLC (“BP”), Stockbridge Fund M, L.P. (“SFM”), and Stockbridge Master Fund (OS), L.P. (“SOS”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Carter’s, Inc. (the “Company” or the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 5.                 Interests in the Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended in their entirety as follows:

(a) and (b)
The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 4 are incorporated herein by reference.  As of close of business on September 28, 2012, after giving effect to the distribution described in Item (c) below, the Reporting Persons beneficially owned in the aggregate 5,505,600 shares of Common Stock, representing approximately 9.3% of the shares of Common Stock outstanding (based on the number of shares outstanding as of July 25, 2012, being 58,986,724 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2012).

As the sole general partner of Fund VII and Fund VII-A, 7BA may be deemed to beneficially own the shares of Common Stock held by Fund VII and Fund VII-A.  However, 7BA disclaims beneficial ownership of such shares of Common Stock, and the filing of this Amendment No. 4 shall not be construed as an admission that 7BA is, for the purpose of Section 13(d) of the Act (or any other purpose), the beneficial owner of such shares held by Fund VII and Fund VII-A.  As the sole general partner of SF, SARF, SFM and SOS, SA may be deemed to beneficially own shares of Common Stock held by SF, SARF, SFM and SOS.  However, SA disclaims beneficial ownership of such shares of Common Stock, and the filing of this Amendment No. 4 shall not be construed as an admission that SA is, for the purpose of Section 13(d) of the Act (or any other purpose), the beneficial owner of such shares held by SF, SARF, SFM and SOS.

By virtue of the relationships described herein, the Reporting Persons may be deemed a “group” within the meaning of Section 13(d)(3) of the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of Schedule 13D and this Amendment No. 4 shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.  By virtue of their positions as managing members of 7BA, Investors IV, Investors III, SA and BP, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund VII, Fund VII-A, Investors IV, Investors III, SF, SARF, SFM, SOS and SP.  However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund VII, Fund VII-A, Investors IV, Investors III, SF, SARF, SFM, SOS and SP, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

(c)	On September 28, 2012, certain of the Reporting Persons made a pro-rata distribution of 3,022,682 shares of Common Stock to their respective partners or members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2012

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

BERKSHIRE INVESTORS IV LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

BERKSHIRE INVESTORS III LLC
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

STOCKBRIDGE PARTNERS LLC
By:	Berkshire Partners LLC, its sole managing member

By:	Berkshire Partners Holdings LLC, its managing member
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

BERKSHIRE PARTNERS LLC
By:	Berkshire Partners Holdings LLC, its managing member
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

STOCKBRIDGE FUND M, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director